Filed by Israel Technology Acquisition Corp. and
IXI Mobile, Inc. pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Israel Technology Acquisition Corp.
SEC File No. 000-51259

ISRAEL TECHNOLOGY ACQUISITION CORP. (“ITAC”) INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS STOCKHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING ITAC SECURITIES, REGARDING ITS MERGER WITH IXI MOBILE, INC. (“IXI”), AS DESCRIBED IN ITAC’S CURRENT REPORT ON FORM 8-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 1, 2006. THE ATTACHED PRESS RELEASE MAY BE DISTRIBUTED TO PARTICIPANTS AT SUCH PRESENTATIONS.

EARLYBIRDCAPITAL, INC. (“EBC”), THE MANAGING UNDERWRITER OF ITAC’S INITIAL PUBLIC OFFERING (“IPO”) CONSUMMATED IN JULY 2005, AND MAXIM GROUP (“MAXIM”), A MEMBER OF THE UNDERWRITING SYNDICATE FOR THE IPO, ARE ASSISTING ITAC IN THESE EFFORTS WITHOUT CHARGE, OTHER THAN THE REIMBURSEMENT OF THEIR OUT-OF-POCKET EXPENSES. ITAC AND ITS DIRECTORS AND EXECUTIVE OFFICERS AND EBC AND MAXIM MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICIATION OF PROXIES FOR THE SPECAL MEETING OF ITAC STOCKHOLDERS TO BE HELD TO APPROVE THE MERGER.

STOCKHOLDERS OF ITAC AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, ITAC’S PRELIMINARY PROXY STATEMENT AND DEFINITIVE PROXY STATEMENT IN CONNECTION WITH ITAC’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING BECAUSE THESE PROXY STATEMENTS WILL CONTAIN IMPORTANT INFORMATION. SUCH PERSONS CAN ALSO READ ITAC’S FINAL PROSPECTUS, DATED JULY 12, 2005, FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF THE ITAC OFFICERS AND DIRECTORS AND OF EBC AND MAXIM AND THEIR RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THIS BUSINESS COMBINATION. THE DEFINITIVE PROXY STATEMENT WILL BE MAILED TO STOCKHOLDERS AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE MERGER. STOCKHOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF THE DEFINITIVE PROXY STATEMENT, WITHOUT CHARGE, BY DIRECTING A REQUEST TO: ITAC ACQUISITION CORP., 7 GUSH ETZION, 3RD FLOOR, GIVAAT SHMUEL, ISRAEL 54030. THE PRELIMINARY PROXY STATEMENT AND DEFINITIVE PROXY STATEMENT, ONCE AVAILABLE, AND THE FINAL PROSPECTUS CAN ALSO BE OBTAINED, WITHOUT CHARGE, AT THE SECURITIES AND EXCHANGE COMMISSION’S INTERNET SITE (http://www.sec.gov).

IXI Mobile and 1&1 Bring Ogo to Germany

Affordable solution brings popular applications, including email, Web browsing and voice, to German consumers and small businesses

CeBIT, HANNOVER, Germany, 09 March 2006 - IXI Mobile, Inc., developer of the Ogo™ family of mobile messaging solutions for the mass market, which recently entered into an agreement to merge with a subsidiary of Israel Technology Acquisition Corp. (ITAC) (OTCBB: ISLT.OB), and 1&1, one of Europe’s leading Internet providers with activities in Germany, the UK, France, Austria and the US, today announced the launch of Ogo in Germany. Ogo will operate on the Vodafone Germany network and will be available in Germany starting in April 2006 under the name “1&1 Pocket Web.”

Ogo devices are designed to bring mobile data to the mass market, via a combination of functional design, appealing applications, and affordability. Ogo delivers a true on-the-go mobile messaging experience with its full screen, QWERTY keyboard (QWERTZ in Germany), easy-to-use interface and clamshell design. The German version of the Ogo CT-17, marketed as “1&1 Pocket Web”, includes the following services: email, PIM (contacts and calendar), Web browser, GSM voice, gaming and SMS. The email offering includes IMAP4 email access, attachment viewing and push email. The browser optimizes Web pages for ease of display and navigation. The device also delivers mobile voice, with voice service available to consumers who choose to activate it. All required back-end services are hosted by IXI Mobile, enabling seamless integration with the 1&1 and Vodafone networks.

The device will be sold for 49.99€ with a 9.99€ monthly flat fee for unlimited mobile email and Web access in Germany. An optional SMS package of 100 SMS messages is available for 9.99€ per month. Customers who sign up for the SMS plan can purchase the device for only 1€. Per minute voice charges will range from 29 euro cents to 59 euro cents.

1&1 is part of the United Internet group (www.unitedinternet.com). United Internet's product brands, 1&1, Web.de., GMX and Schlund+Partner, position the group as Europe's largest Internet presence provider with over five million customer contracts and 56 million email user accounts. Andreas Gauger, CEO of 1&1 Internet AG stated, "In Ogo we have found a solution that extends our powerful Web and email presence into the mobile world, at an affordable price.”

Amit Haller, Co-Founder, President and CEO of IXI Mobile commented, "We are thrilled to be working in conjunction with 1&1 and Vodafone D2, market leaders and innovators, to bring Ogo to the robust German market."

This release further extends Ogo’s global reach. Ogo was originally launched in the United States by AT&T Wireless (now Cingular Wireless), in Switzerland by Swisscom Mobile, the leading mobile operator in Switzerland, and in Turkey by e-kolay.net, a leading ISP in Turkey. To support Ogo deployments, IXI Mobile provides a turn-key solution, including the device, all necessary gateways and backend servers, launch services, and over-the-air (OTA) provisioning and upgrade services. All services are designed to manage significant throughput and deliver a high quality of service, providing a carrier grade hosted solution.

-ends-

About IXI Mobile
IXI Mobile, Inc. offers solutions that bring innovative, data-centric mobile devices and services to the mass market. IXI Mobile’s Ogo devices are designed to improve the mobile user experience and increase mobile voice and data usage. The company provides a turn-key solution to mobile operators and Internet service providers worldwide to launch and support Ogo products.

IXI Mobile is headquartered in Redwood City, California, and has research and development facilities in Israel and Romania. IXI Mobile also maintains regional sales offices. For more information on IXI Mobile, please visit www.ixi.com.

On February 28, 2006, IXI Mobile and Israel Technology Acquisition Corporation (ITAC) (OTCBB: ISLTU.OB, ISLT.OB, ISLTW.OB) entered into a definitive agreement pursuant to which a wholly owned subsidiary of ITAC would merge with and into IXI Mobile, with IXI Mobile surviving the merger and becoming a wholly owned subsidiary of ITAC. Upon consummation of the merger, ITAC will change its name to IXI Mobile, Inc. and IXI Mobile will change its name to IXI Mobile (USA), Inc.

About Ogo
The Ogo family of devices delivers popular applications, including email, instant messaging, SMS, RSS, voice and Web browsing on optimized, easy-to-use handheld devices for a true on-the-go mobile messaging experience. Ogo was launched in the United States by AT&T Wireless (now Cingular Wireless), Switzerland by Swisscom Mobile and Turkey by e-kolay.net. More information on Ogo is available at: www.ogo.com.

About 1&1 InterNet AG
1&1 Internet AG is a subsidiary of United Internet, a profitable public company with 5,300 employees and a market cap of $2 billion. 1&1 was established in 1992 and hosts more than 5 million domain names, while 30,000 servers run on the company's four state-of-the-art data centers. 1&1's global community is some 5 million customer contracts strong.

More information on the German Ogo launch can be found at: www.1und1.de/pocketweb.

Contact

Lee Roth
KCSA Worldwide
Lroth@kcsa.com
(212) 682-6300

Todd Fromer
KCSA Worldwide
Tfromer@kcsa.com
(212) 682-6300

Forward Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about IXI Mobile. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of IXI Mobile’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: fluctuations in customer demand; management of rapid growth; intensity of competition from other providers of mobile communications products and services; timing, approval and market acceptance of new products; changes in prevalent technologies; regulatory changes; general economic conditions and geopolitical events.

IXI and IXI Mobile are trademarks of IXI Mobile, Inc. Other product or service names mentioned herein are the trademarks of their respective owners.